UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 24TH, 2022

1. Date, Time and Place: On the February 24th, 2022, at 04:00 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: Analysis and deliberation on the approval, within the scope of the transaction approved by this Board of Directors on October 14, 2021 and on December 16, 2021, of the terms and conditions of the following agreements: (i) Private Purchase and Sale Agreement of Real Estate and Other Covenants to be entered into between Companhia Brasileira de Distribuição (“GPA”) and Barzel Retail Fundo de Investimento Imobiliário (“Fund”), with the intervention of Sendas Distribuidora SA (“Assaí”), regulating the sale, by Company to the Fund, of 17 (seventeen) owned properties for the amount of R$1,218,000,000.00 (one billion, two hundred and eighteen million Reais); (ii) First Amendment to the Agreement for the Onerous Assignment of Rights to Operate Commercial Spots and Other Agreements to be entered into with GPA, to modify the terms and conditions originally established in the Agreement for the Onerous Assignment of Rights to Operate Commercial Spots and Other Agreements. and (iii) Lease Agreement to be entered into between Assaí and the Fund, regulating the lease of the Properties for a period of 25 (twenty-five) years, renewable for an additional period of 15 (fifteen) years ("Lease Agreement" ).

5. Resolutions:

Starting the work, the members of the Board of Directors, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira and Christophe José Hidalgo, declare that they will abstain from any vote that may occur at this meeting, in order to understand there is a conflict of interest due to the fact that they are also part of the Board of Directors of GPA, not having participated in the presentations and discussions on the matters on the agenda. Also, Messrs. Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, also declared that they will abstain from voting as they understand there is a potential conflict of interest, given that the Company and GPA are controlled by Casino, with which they have a relationship. Subsequently, the other directors declared that they understand that they are not in a position of conflict of interest with regard to the analysis of the subject matter of this meeting.

Thus, the members of the Board of Directors present and declared not to be in conflict, resolved, unanimously and without reservations, to approve the contracts described in the agenda above; and the Company's management is authorized to take all measures to enter into and close said contracts.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, February 24th, 2022. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, February 24th, 2022.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.